Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Apotheca Biosciences, Inc.

We consent to the incorporation by reference in the Form S-1 Amendment #2 of Apotheca Biosciences, Inc. (formerly Pacificorp Holdings, Ltd.) as to our report dated May 12, 2017 with respect to the Balance Sheet of Pacificorp Holdings, Ltd. as of January 31, 2017 and the related Statements of Operations, Statement of Changes in Shareholders' Deficit and Statement of Cash Flows for the period then ended. Our report dated May 12, 2017 relating to the financial statements includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

We also consent to the reference to us under the caption "Experts" in the Registration Statement.

/s/ TAAD LLP

Diamond Bar, California

February 28 , 2019